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                                                                     EXHIBIT 5.2

To:      Phibro Animal Health Corporation
         65 Challenger Road
         Ridgefield Park, NJ 07660

         Phibro Animal Health SA


Brussels, 2 February 2005

Dear Sirs,

We have acted as special counsel to Phibro Animal Health SA, a Belgian company (the "SUBSIDIARY"), in connection with the additional public offering of 127,491 units (the "NEW UNITS"), consisting of $103,207 million principal amount of new 13.0% Senior Secured Notes due 2007 (each, individually, a "NEW US NOTE" and, collectively, the "NEW US NOTES") issued by Phibro Animal Health Corporation, a New York corporation (the "COMPANY"), and $24,284 million principal amount of new 13.0% Senior Secured Notes due 2007 (each, individually, a "NEW DUTCH NOTE" and, collectively, the "NEW DUTCH NOTES") issued by Philipp Brother Netherlands III B.V., a Dutch company (the "DUTCH ISSUER"), which will be guaranteed, on a senior secured basis pursuant to the guarantees (the "US SUBSIDIARY GUARANTEES") by Phibro-Tech, Inc., a Delaware corporation, Prince Agriproducts, Inc., a Delaware corporation, C.P. Chemicals, Inc., a New Jersey corporation, Phibrochem, Inc., a New Jersey corporation, Phibro Chemicals, Inc., a New York corporation, and Western Magnesium Corp., a California corporation. In addition, the New Dutch Notes will be guaranteed by the Company on a senior secured basis (the "COMPANY GUARANTEE") and by the Subsidiary on a senior secured basis (the "BELGIAN GUARANTEE" and, together with the New Units, the New US Notes, the New Dutch Notes, the US Subsidiary Guarantees and the Company Guarantee, the "NEW SECURITIES"). The eight US Subsidiary Guarantors that are incorporated or formed under the laws of the States of New York, Delaware, New Jersey or California are collectively referred to as the "US SUBSIDIARY GUARANTORS". The New Securities are to be issued pursuant to an exchange offer (the "EXCHANGE OFFER") in exchange for a like principal amount of the issued and outstanding Units of the Company (the "OLD SECURITIES") under an Indenture dated as of 21 October 2003 as amended by the Second Supplemental Indenture dated as of 8 December 2004 (the "INDENTURE"), by and among the Company, the Dutch Issuer, the US Subsidiary Guarantors, the Subsidiary and HSBC Bank USA, as trustee (the "TRUSTEE"), as contemplated by the Registration Rights Agreement, dated 21 December 2004 (the "REGISTRATION RIGHTS AGREEMENT"), by and among the Company, the Dutch Issuer, the US Subsidiary Guarantors, the Subsidiary and Jefferies & Company, Inc.

This opinion is being furnished to you in accordance with the requirements of
Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the "ACT") in connection with the filing of the Registration Statement (hereinafter defined) and for no other purpose.

In connection with this opinion, we have examined the following documents:

(a) The Registration Statement on Form S-4 (File No. 333-122063) as filed with the Securities and Exchange Commission (the "COMMISSION") on 14 January 2005 under the Securities Act

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         of 1933, as amended (the "ACT"). (Such registration statement being hereinafter referred as the "REGISTRATION Statement").

(b) an executed copy (in the form of an execution copy and faxed signed signature pages) of the Second Supplemental Indenture dated 8 December 2004 to the Indenture dated 21 October 2003 between the Dutch Issuer, the Subsidiary and HSBC Bank USA in its capacity as Trustee and Collateral Agent, including its Exhibits (the "INDENTURE"), containing the Belgian Guarantee;

(c) an executed copy (in the form of an execution copy and faxed signed signature pages) of a Registration Rights Agreement dated 21 December 2004 between the Dutch Issuer, the Subsidiary and the Initial Purchaser (the "REGISTRATION RIGHTS AGREEMENT");

(d) the co-ordinated Articles (statuts/statuten) of the Subsidiary dated 17 November 2003 (the "ARTICLES");

(e) a copy of the minutes of the Board of directors (conseil d'administration/raad van bestuur) of the Subsidiary dated 20 December 2004.

The documents listed under (a) to (c) above are together referred to herein as the "TRANSACTION DOCUMENTS".

Except as stated expressly herein, we have not examined any contracts, instruments or other documents entered into by or affecting the Subsidiary or any corporate records of the Subsidiary and have not made any other inquiries concerning the Subsidiary.

In rendering the opinions expressed herein, we have without any further enquiry made the following assumptions:

1.       the genuineness of all signatures;

2. the authenticity and completeness of all documents submitted to us as originals;

3. the conformity to original documents and the completeness of all documents received by us by facsimile or electronic transmission or submitted to us as conformed copies or photocopies, and the authenticity of the originals thereof;

4. that the Transaction Documents have not been amended, supplemented, terminated, rescinded or declared null and void by a court and that the Articles of the Subsidiary referred to above, are the true and correct Articles of the Subsidiary in force on the date hereof;

5. that each party to the Transaction Documents (other than the Subsidiary) validly exists, has the legal power and authority to enter into, and to perform its obligations under, each such Transaction Document, and that each such Transaction Document has been duly authorised, signed and delivered by such parties, and that the Transaction Documents (including the Belgian Guarantee) are the legal, valid and binding obligations of such persons, enforceable against them in accordance with their terms under the law by which they are expressed to be governed, and under the laws of any other relevant jurisdiction (other than the laws of Belgium);

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6.       that nothing in this opinion would be affected by the provisions of any law other than the laws of Belgium or by any document or circumstance other than those referred to above;

7. that the representations and warranties of the Subsidiary set out in the Transaction Documents are complete and accurate and that there have been no changes since they were given which might affect their completeness or accuracy;

8. that the minutes of the Board of directors referred to the above record the resolutions of a properly convened meeting of duly appointed directors of the Subsidiary, that the directors who attended and voted at such meeting have complied with all applicable provisions of the Belgian Companies Code dealing with conflicts of interests of directors, and that said resolutions have not been amended or revoked and remain in full force and effect;

9. that the entry by the Subsidiary into the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated thereby is in the corporate interest of the Subsidiary, and is not an abnormal transaction entered into by the Subsidiary in the knowledge that so doing would prejudice its creditors, and that the conclusions in this respect by the board of directors of the Subsidiary are reasonable;

10. that there are no contractual or similar restrictions binding on the Subsidiary (other than as may be contained in the Transaction Documents or in the Subsidiary's Articles) which would affect the conclusions in this opinion;

11. that there has not been any mistake of fact, fraud, duress or undue influence by or among the parties to the Transaction Documents;

12. that the Subsidiary is not unable to pay its debts within the meaning of applicable bankruptcy, insolvency and similar laws at the time it entered into the Transaction Documents or in consequence of the Transaction Documents or the transactions contemplated thereby; that the Subsidiary has not passed a voluntary winding up resolution, that no petition has been presented to or order made by the court for the winding-up of or for an administration (or equivalent) of the Subsidiary; that no administrator, receiver or like officer has been appointed in respect of the Subsidiary or any of its assets; that no voluntary arrangement has been proposed in relation to the Subsidiary; that the Subsidiary has not been dissolved;

13. that the New Dutch Notes will not be offered or sold in Belgium in any manner which would constitute a public offering.

Based upon and subject to the foregoing, and subject to the qualifications set out below and to any matters not disclosed to us, it is our opinion that, so far as the present laws of Belgium are concerned:

1. APPROVAL OF BELGIAN GUARANTEE: The Subsidiary has all requisite power and authority to enter into and perform its obligations under the Belgian Guarantee.

         The execution, delivery and performance by the Subsidiary of the Belgian Guarantee have been duly and validly authorised by the Subsidiary.

2. CHOICE OF LAW: The choice of New York law as the governing law of the Transaction Documents (including the Belgian Guarantee) will be recognised and applied as a valid choice of law by the

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         courts of Belgium in accordance with article 3.1 of the EC Convention on the Law Applicable to Contractual Obligations (Rome, 19 June 1980) (the "ROME CONVENTION"), subject to Articles 3.3, 7 and 16 of the Rome Convention.

         Pursuant to article 3.3 of the Rome Convention, the parties' choice of governing law shall not prejudice the application of mandatory rules of a country with which all the other elements relevant to the situation at the time of the choice are connected.

         Pursuant to article 7 of the Rome Convention, the choice law as the governing law does not prevent Belgian court from giving effect to (i) mandatory rules of the laws of another country with which the dispute has a close connection, if and so far as, under the laws of that country, those rules must be applied, regardless of the law chosen and
         (ii) rules of Belgian law of a mandatory nature.

         Pursuant to article 16 of the Rome Convention, the application of a choice of law clause may be set aside if such application would be manifestly incompatible with rules of Belgian public policy.

3. JUDGMENTS: A final and conclusive judgment obtained in the courts of New York in respect of the Transaction Documents (including the Belgian Guarantee) would be recognised and enforced by the courts of Belgium subject to Article 25 of the Law of 16 July 2004 on private international law.

         The party seeking recognition and/or enforcement must produce a certified copy of the judgement meeting the requirement for being authentic pursuant to the applicable provisions of the jurisdiction where the judgement is rendered and any document that proves that the judgement is enforceable according to the law where the judgement is rendered. In case of a judgement by default, additionally an original or certified copy of a document that shows that the document instituting the proceedings or an equivalent document was notified to the defendant, must be submitted.

         The judgement will not be reviewed on the merits of the case, and recognition and enforcement thereof will only be refused if one of the following conditions is fulfilled:

         (i) the effects of the recognition and/or enforcement of the judgement would be manifestly contrary to Belgian public policy;

         (ii)     the rights of defence have not been observed;

         (iii) the judgement was obtained only to avoid the normal applicable law in a matter in which parties may not freely affect their rights;

         (iv) the judgement is still open to appeal according to the law where the judgement is rendered;

         (v) the judgement is incompatible with a Belgian judgement or an earlier third state judgement that can be recognised and enforced in Belgium;

         (vi) the foreign claim was initiated after initiating a - still pending - claim in Belgium between the same parties on the same subject;

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         (vii)    the Belgian courts were exclusively competent to hear the
                  case;

         (viii) the competence of the foreign judge was only based on the presence of the defendant or the goods without direct connection with the dispute in the State to which the foreign judge belongs; and

         (ix) the foreign judgement breaches some particular Belgian recognition and enforcement rules on intellectual property, legal entities and insolvency.

4. LEGAL VALIDITY: When (i) the Registration Statement becomes effective under the Act and the Indenture has been qualified under the Trust Indenture Act of 1939, as amended, and (ii) the Belgian Guarantee has been duly executed and authenticated in accordance with the terms of the Indenture and has been delivered upon consummation of the Exchange Offer against receipt of Old Securities surrendered in exchange therefore in accordance with the terms of the Exchange Offer, the Belgian Guarantee would be treated in the courts of Belgium as constituting valid, binding and enforceable obligations of the Subsidiary.

The opinions expressed above are subject to the following qualifications:

1. The opinions given herein as regards the enforceability of obligations are subject to all limitations arising from bankruptcy, insolvency, reorganisation, fraudulent act (actio pauliana), judicial composition, liquidation or similar laws affecting the rights of creditors generally. The Belgian courts may have exclusive jurisdiction for these matters.

         Without limiting the generality of the foregoing, in particular, it is to be noted that:

         - any provision in the Transaction Documents providing for an event of default, acceleration or other early termination by reason of the Subsidiary being subject to proceedings for judicial composition (concordat judiciaire/ gerechtelijk akkoord) may not be enforceable;

         - if the Subsidiary is declared bankrupt within six months of the date of the Transaction Documents, and if the date of the Transaction Documents is within the "suspect period", there may be an argument that its obligations should be set aside on the grounds that they were assumed without adequate consideration;

         - no rights of set-off or other similar rights may in principle be carried out in bankruptcy or any other similar situation of conflicting claims between creditors, except if a nexus (connexite) exists between the mutual debts to be set-off, i.e., if they are closely interrelated.

2. The term "enforceable", when used in this opinion, means that an obligation is of a type enforced by the Belgian courts. It is not certain, however, that each obligation will be enforceable in accordance with its terms in every circumstance, as enforcement in Belgium will be subject to the law then in force governing the jurisdiction of Belgian courts, the nature and scope of the available remedies, the power to stay proceedings, the periods of limitation, and other principles of general application. Periods of grace for the performance of its obligations may be granted by the courts to a debtor who has acted in good faith. Where only part of a contract may be enforceable, Belgian law may limit the enforceability of that part of the contract to circumstances in which the unenforceable portion is not an essential part of the contract. In addition, Belgian

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         courts may not grant specific performance in all circumstances; they may instead decide to award damages and compensation.

3. Article 1154 of the Belgian Civil Code prohibits the accrual of interest on interest-producing capital, unless the interest has been due for at least one year.

         Article 1907, third paragraph of the Belgian Civil Code prohibits in case of late payment an increase of interest by more than 0.5% per year on the principal outstanding. To the extent the Transaction Documents provide for a higher rate of late payment interest, payment of any indemnity in excess of 0.5% per year may be held unenforceable.

         Article 1907 bis of the Belgian Civil Code limits the amounts of indemnity which can be charged upon total or partial reimbursement to six months of interest on the amount reimbursed, at the interest rate fixed by the agreement. In the event that any premium or breakage costs under the Transaction Documents would exceed such amount, payment of the excess may be held unenforceable.

         Article 1907 ter of the Belgian Civil Code provides that if the interest rate obviously exceeds a "normal" interest rate and the risks of the loan, the judge may upon request by the borrower, reduce the interest rate to the judgment rate of interest.

         These articles could be construed by a Belgian court as of Belgian international public policy, in which case it could refuse to enforce against the Subsidiary provisions of the Transaction Documents which are contrary to these articles.

4. As a general rule, a Belgian company may not normally encumber its assets or obligate itself for the benefit of its parent or affiliated companies. Although there is very little case law on upstream and cross-stream guarantees, such guarantees have been upheld if they are within the corporate purpose of the guarantor and meet the so-called "corporate interest" test. This test can be met if it can be demonstrated that (i) the guarantor itself derives a benefit from granting the guarantee (e.g., part of the borrowings will be used, directly or indirectly, by it, more advantageous credit terms can be obtained at the group level, improvements in management will be made, the subsidiary will have access to new or better technology, markets, etc.) and (ii) the amount guaranteed is not disproportionate to the financial means available to the guarantor or to the benefit it derives from the transactions. If these conditions are not met, the guarantee would be deemed contrary to the company's interest.

         Whether this "proportionality" test is met can only be judged in light of the circumstances surrounding the guarantee at the time it is granted, and in particular

         (i)      the amount and duration of the guarantee;

         (ii) the amount of the guarantor's capital, its net assets and overall financial condition;

         (iii)    the benefit the guarantor derives from the transaction; and

         (iv) the risk that the guarantee will be called, and the likelihood of reimbursement by the company for whose benefit the guarantee was granted.

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         Similar rules would apply in determining whether the guarantee constitutes a misuse of corporate assets (misbruik van vennootschapsgoederen/abus de biens sociaux).

         The legal rules regarding corporate interest do not contain well-defined guidelines, and their proper application depends upon the business issues affecting the Subsidiary, which can only be properly assessed by its board of directors.

         We understand that the board of the Subsidiary has considered these issues, and has approved the Transaction Documents and related transactions, and the decisions of the board reflect this.

5. Under Belgian law, an independent guarantee may provide that neither the nullity nor the execution of the underlying obligation which is secured by the guarantee will in principle affect the right of the beneficiary to call the guarantee, subject to the following limitations:

         (i) if the underlying transaction is contrary to public policy or to good customs (bonnes moeurs/goede zeden). Such limitation will only apply to the extent that the underlying transaction is contrary to international public policy, as the guarantee is governed by New York law;

         (ii) if the guarantee is called in an obviously abusive or fraudulent way.

6. Provisions limiting, releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves wilful negligence or misconduct, fraud or unlawful conduct, may be unenforceable.

7. With regard to judicial proceedings in Belgium, the Transaction Documents may have to be translated into either French, Dutch or German (depending upon where proceedings are taken and, if in Brussels, depending upon the particulars of each case) and certified by a sworn translator in Belgium, before being admitted in a Belgian court proceeding. Certain stamp duties and legal costs and fees for enforcement would be payable.

8. Any provisions in the Transaction Documents which involve an indemnity for, or the recovery of the costs and fees relating to, litigation in Belgium may be unenforceable pursuant to Article 1023 of the Belgian Judicial Code.

9. We have not investigated the laws of any country other than Belgium. We express no opinion on any law other than the published law and case law of the Kingdom of Belgium (unpublished case law not included) as it currently stands of the date hereof. We have no obligation to advise the addressees (or any third party) of any changes in the law or facts that may occur after the date of this opinion.

10. No opinion is expressed on matters of fact. In particular, we express no opinion on the accuracy of the representations and warranties of the Subsidiary contained in the Transaction Documents.

In this opinion, Belgian legal concepts are expressed in English terms and not in their original Belgian terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied

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upon under the express condition that any issues of interpretation or liability arising thereunder will be governed by Belgian law and be brought before a Belgian court.

This opinion is given for your sole benefit in connection with this transaction and may not be disclosed to, or relied upon by, any other person without our prior written consent.

This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. This opinion is given in accordance with the rules and standards of the Brussels Bar.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,


/s/ DIRK MEEUS                                             /s/ PETER BIENENSTOCK








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